UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 14, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Genaissance Pharmaceuticals, Inc.

File No. 0-30981 - CF#23445

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Clinical Data, Inc. (acquirer of Genaissance Pharmaceuticals, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Genaissance Pharmaceuticals, Inc. excluded from the Exhibits to a Form 8-K/A filed on October 13, 2004.

Based on representations by Clinical Data, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1   through December 23, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel